Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 22, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 315 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 11, 2025, with respect to the registration statement of the YieldMax™ Target 25™ AI Option Income ETF, YieldMax™ Target 25™ AMD Option Income ETF, YieldMax™ Target 25™ AMZN Option Income ETF, YieldMax™ Target 25™ COIN Option Income ETF, YieldMax™ Target 25™ MARA Option Income ETF, YieldMax™ Target 25™ MSTR Option Income ETF, YieldMax™ Target 25™ NVDA Option Income ETF, YieldMax™ Target 25™ PLTR Option Income ETF, YieldMax™ Target 25™ SMCI Option Income ETF and YieldMax™ Target 25™ TSLA Option Income ETF (each a “Fund” and collectively the “Funds”), each a series of Tidal Trust II (the “Trust”), dated May 5, 2025, as may be (each a “Fund” and collectively the “Funds”). The Trust notes that each Fund’s name in the Amendment contained a bracket which in each case will be replaced with the number “25” when the Amendment becomes effective.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

All Funds

1.	Regarding the Funds’ names (Target [X]), please supplementally advise what targets the Funds anticipate using in the Funds’ names.

Response: The Trust hereby supplementally informs the Staff that each Fund will seek a target annual income level of 25%.
2.	The Staff notes the disclosure throughout regarding the Funds’ names (Target [X]) and the Funds’ “target annual income level.” Supplementally provide your analysis of why the Trust believes that such statements comply with the limitations in Rule 156 on representations about future investment performance.

Response: The Trust responds supplementally by noting that each Fund’s name uses the word “Target” directly before the number “25,” which indicates to investors that the number represents a goal, not a guarantee. This is consistent with how the term “target” is typically understood—as an objective rather than a promise of performance. In addition, the principal investment strategies section of the prospectus reinforces this understanding by using the defined term “Annual 25% Target.”

Importantly, each Fund’s Principal Investment Strategies section also includes a direct statement: “There is no guarantee that the Fund will achieve its targeted income from options or other sources in any given year.” This language is intended to prevent any misunderstanding that the “25” figure reflects a promised level of income or performance. This language has been bolded to reinforce the importance of the statement.

The Trust has also provided, under separate cover, an example of another unaffiliated fund using a number in its name in a similar context.

For the foregoing reasons, the Trust believes that including “Target 25” in each Fund’s name is in compliance with the requirements of Rule 156.

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3.	In the first paragraph of “Principal Investment Strategies,” the last line states “the Fund will maintain a minor allocation to cash, money market funds or U.S. Treasuries, the market value of such holdings expected to be between 50% and 100% of the Fund’s assets.” Clarify why the Adviser will use a 50-100% allocation and how 50-100% constitutes “minor allocation.” Consider clarifying what the purpose of this allocation is.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.
4.	Under “Synthetic Exposure to the Underlying Security,” the last sentence states, “[t]he combination of the long call options and sold put options provides the Fund with investment exposure equal to approximately 100% of the Underlying Security for the duration of the applicable options exposure.”
However, the Investment Objective section states the share price of the underlying security is “generally subject to a limit on potential investment gains.” The Staff notes possible ambiguity regarding the disclosure. Please clarify how the gains will be limited, that is, will it be limited by the options strategies? And if so, how?

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover. The Trust also responds supplementally by directing the Staff to the section entitled “Options Strategies – Target Income,” which includes a discussion of how the Fund’s use of options may limit potential capital appreciation.
5.	Under “Options Strategies – Target Income,” the second paragraph states, “[d]epending on the Adviser’s outlook, the Adviser will select one Options Strategy or a combination of Options Strategies…” Consider mentioning the different option strategies that the Fund may use, rather than a few examples.

Response: The Trust responds supplementally by directing the Staff to the Item 9 section entitled “Options Strategies” which details the different options strategies that may be used the Funds, including examples of various outcomes of each strategy. The Trust also notes that similar disclosure has previously been reviewed by the Staff, and therefore respectfully declines to make revisions associated with this comment.

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6.	Under “Options Strategies – Target Income,” the end of the second paragraph states, “the aim is to limit losses if the Underlying Security decreases in value.” Clarify what this statement means. Does this mean that the Fund may take a synthetic short position with its options strategies to counteract effects of the underlying security losing value in its synthetic long position?

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.

YieldMax™ Target 25™ AI Option Income ETF

7.	Under the description of C3.ai.Inc., please provide a more detailed explanation of what AI does.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.
8.	The Staff notes the following sentence at the end of the Fund’s “Principal Investment Strategies”: “As of the date of the Prospectus, AI is assigned to the [ ] industry.” Please fill in any blanks that are known. The Staff notes that the filing already includes software industry risk.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.

YieldMax™ Target 25™ COIN Option Income ETF

9.	Under “Blockchain Related Company Risk,” the Staff notes that the term “cryptocurrency” is used, as well as throughout the registration statement. Please clarify that although Bitcoin or similar assets have been called a “cryptocurrency,” they are not widely accepted as a means of payment. Please generally use the term crypto asset or digital asset when referring to Bitcoin or similar assets.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.
10.	With respect to COIN in particular, consider discussing any regulatory risks applicable to operating as an unregistered securities exchange.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.

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YieldMax™ Target 25™ MARA Option Income ETF

11.	Under “Bitcoin Risk,” there is reference to Bitcoin “exchanges”. Please do not refer to the trading platforms on which crypto assets trade as “exchanges” or use any other language that might suggest that they are regulated as exchanges under the federal securities laws or otherwise. Please refer to them as crypto asset trading platforms or use another similar term.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.

YieldMax™ Target 25™ SMCI Option Income ETF

12.	Under Delisting Risk, please consider updating to the extent there is new information.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.
13.	Under General Risks, it states “products may not be perceived as supporting climate change mitigation efforts in the IT sector.” It is unclear how these risks apply to SMCI. Please clarify the context.

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.

Item 9. Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

14.	In the “Options Strategies” section, in several instances it states that “both options will expire worthless, and the Fund keeps the net premium received as profit.” Consider clarifying the meaning of “net premium.” For example, refer to the description used under Selling Collars where it states that “the Fund keeps the premium received from the call option but offset by the premium paid on the put option.”

Response: The Trust responds by making revisions to the referenced disclosure as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer
John Hadermayer
SVP Legal
Tidal Investments LLC

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